

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Joseph K. Belanoff
Chief Executive Officer
Corcept Therapeutics Inc.
149 Commonwealth Drive
Menlo Park, CA 94025

      Re: Corcept Therapeutics Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed April 14, 2023
          File No. 000-50679

Dear Joseph K. Belanoff:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program